Exhibit 12.1

CapLease, Inc. and Subsidiaries

Ratio of Earnings to Fixed Charges

(dollars in thousands)	Three Months Ended March 31,		For the Six Months Ended June 30,
	2013	2012	2013	2012
Earnings:
Net income	$467	$(6,413)	$2,507	$(4,356)
Interest expense	16,296	16,965	33,075	33,943
Less: Interest capitalized during the period Note (A)	(86)	–	(568)	–
Portion of rental expense representing interest	94	17	125	36
Total earnings	$16,771	$10,569	$35,139	$29,623

Fixed Charges:
Interest expense	$16,296	$16,965	$33,075	$33,943
Interest capitalized during the period	86	-	568	-
Portion of rental expense representing interest	94	17	125	36
Total	$16,476	$16,982	$33,768	$33,979

Ratio of Earnings to Fixed Charges	1.02	0.62	1.04	0.87

CapLease, Inc. and Subsidiaries

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(dollars in thousands)	Three Months Ended March 31,		For the Six Months Ended June 30,
	2013	2012	2013	2012
Earnings:
Net income	$467	$(6,413)	$2,507	$(4,356)
Interest expense	16,296	16,965	33,075	33,943
Less: Interest capitalized during the period Note (A)	(86)	–	(568)	–
Portion of rental expense representing interest	94	17	125	36
Total earnings	$16,771	$10,569	$35,139	$29,623

Combined Fixed Charges and Preference Dividends:
Interest expense	$16,296	$16,965	$33,075	$33,943
Interest capitalized during the period	86	–	568	–
Portion of rental expense representing interest	94	17	125	36
Preferred Stock Dividends	3,254	2,453	6,791	4,081
Total	$19,731	$19,435	$40,560	$38,060

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	0.85	0.54	0.87	0.78

Note (A) Interest capitalized during the period is deducted because fixed charges includes all interest, whether capitalized or expensed.

Only fixed charges that were deducted from income should be added back in the earnings computation.